Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Southern Community Financial Corporation

	Nine Months Ended		Years Ended December 31,
	September 30, 2008		2007		2006		2005		2004		2003
			(dollars in thousands)
Excluding interest on deposits:
Fixed charges:

Interest expense (excluding interest on deposits)	11,159		16,618		11,379		9,833		6,431		4,861
Interest factor within rent expense (a)	169		252		184		202		144		138
Total fixed charges	11,328		16,870		11,563		10,035		6,575		4,999

Earnings:

Income before income taxes	6,164		11,423		6,088		11,834		12,671		5,497
Fixed charges	11,328		16,870		11,563		10,035		6,575		4,999
Total earnings before fixed charges	17,492		28,293		17,651		21,869		19,246		10,496

Ratio of earnings to fixed charges, excluding interest on deposits:	1.54	x	1.68	x	1.53	x	2.18	x	2.93	x	2.10	x

Including interest on deposits:
Fixed charges:

Interest expense (including interest on deposits)	37,823		55,141		44,798		31,128		20,175		14,937
Interest factor within rent expense (a)	169		252		184		202		144		138
Total fixed charges	37,992		55,393		44,982		31,330		20,319		15,075

Earnings:

Income before income taxes	6,164		11,423		6,088		11,834		12,671		5,497
Fixed charges	37,992		55,393		44,982		31,330		20,319		15,075
Total earnings before fixed charges	44,156		66,816		51,050		43,164		32,990		20,572

Ratio of earnings to fixed charges, including interest on deposit	1.16	x	1.21	x	1.13	x	1.38	x	1.62	x	1.36	x

(a) The portion of rents shown as representative of the interest factor is one-third of the total net operating lease expenses.